July 2, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Mr. Larry Spirgel

Assistant Director

Re:	PCTEL, Inc.
Form 10-K: For the Fiscal Year Ended December 31, 2012
Filed April 2, 2013

PCTEL, Inc.
Form 10-Q for Fiscal Quarter Ended March 31, 2013
Filed May 15, 2013

File No. 000-27115

Dear Mr. Spirgel:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated June 4, 2013 relating to PCTEL, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2012 (the “Fiscal 2012 10-K”), and Form 10-Q for the fiscal quarter ended March 31, 2013 (the “Fiscal Q1 2013 10-Q”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Fiscal 2012 10-K and Fiscal Q1 2013 10-Q.

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Impairment of Goodwill and other Intangible Assets, page 19

1. Please expand your MD&A to discuss the expected impact of the $12.5 million goodwill impairment charge related to the TelWorx acquisition in your consolidated future operating results. For instance, discuss whether TelWorx is generating operating losses and whether you expect these losses to continue in the future.

The Company proposes to make an expanded disclosure in the opening MD&A summary section of its Form 10-Q for the fiscal quarter ended June 30, 2013. Management believes that the discussion of the results would be best served if made in conjunction with the consolidation of the TelWorx operations and related restructuring that is taking place in 2013. We propose the following prospective disclosure. Forward looking estimates as of the date of this letter are inserted where numerical data is provided, which will be adjusted for actual data in the filing.

Form 10-Q for the quarter ended June 30, 2013

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the condensed consolidated financial statements and the notes thereto included in Item 1 of this Quarterly Report on Form 10-Q and in conjunction with the consolidated financial statements for the year ended December 31, 2012 contained in our Annual Report on Form 10-K filed on April 2, 2013. Except for historical information, the following discussion contains forward looking statements that involve risks and uncertainties, including statements regarding our anticipated revenues, profits, costs and expenses and revenue mix. These forward-looking statements include, among others, those statements including the words “may,” “will,” “plans,” “seeks,” “expects,” “anticipates,” “intends,” “believes” and words of similar meaning. Such statements constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those projected in these forward-looking statements.

Our second quarter 2013 revenues increased by $ 6.0 million, or 30%, to $26.0 million compared the same period in 2012, due to the acquisition of TelWorx in July 2012, and increased revenue across all established product lines. We recorded an operating profit of $0.1 million compared to an operating loss of $(0.1) million in the same period last year. This year’s quarterly results include a $0.5 million restructuring charge related to the integration and consolidation of the Company’s TelWorx operations.

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

The Company’s TelWorx operations are in the process of being integrated into the Company’s operations as well as the Company’s total control and evaluation process. The integration is expected to be complete by September 30, 2013. The TelWorx acquisition has been challenging for the Company. Subsequent to the acquisition the Company discovered accounting irregularities in the operation which the Company believes were either at the direction of or with the knowledge of senior management of the operation. The Company conducted an investigation and as a result, separated the general manager of the TelWorx operation and other personnel involved in the accounting irregularities from the Company, declared the historical pre-acquisition TelWorx financial statements filed pursuant to Regulation S-X should not be relied upon, and concluded as of December 31, 2012 that the Company has a material weakness in its disclosure controls related to the Telworx accounting irregularities. Additionally, unrelated to the accounting irregularities, the Company determined that the projected revenue, anticipated margins, and future cash flows of the TelWorx business were significantly lower at the annual goodwill test date of October 31, 2012 than at the acquisition date. The decline resulted in the impairment in the fourth quarter of 2012 of all of the $12.5 million of goodwill associated with the business. The June 30, 2013 year to date operating results for the TelWorx reporting unit are consistent with the forecast of cash flows used in the annual goodwill test date of October 31, 2012. On a year to date basis the reporting unit, which is contained in the Connected Solutions Segment, has contributed break even operating results before restructuring charges of $0.6 million. The operations in North Carolina are being consolidated into the Company’s Bloomingdale Illinois facility. The restructuring is expected to yield operating cost savings of approximately $0.4 million per quarter going forward when completed in September 2013. At that point in time the operation will cease to be an identifiable reporting unit as all of its operating results and cash flows will be completely integrated and comingled with the rest of Connected Solutions Segment operations.

See Footnote 8 Acquisition of TelWorx Communications LLC, Footnote X Restructuring, and Item 4: Controls and Procedures, and management’s discussion and analysis of liquidity and working capital resources for more details.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Impairment of Goodwill and other Intangible Assets

In 2012, we recorded a goodwill impairment of $12.5 million related to our TelWorx acquisition based on the results from our annual test of goodwill impairment at October 31, 2012. This amount represented the total goodwill associated with the acquisition. The projected revenue, gross margin, and future cash flows of the business

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

Additionally in December 2012, we recorded an intangible asset impairment of $1.1 million related to our PCTEL Secure operating segment. We have been unsuccessful to date in bringing the segment’s product to market. The projected future undiscounted cash flows were in a range at or below zero, which is not sufficient to support the carrying values. The impairment represented all of the remaining intangible assets of the operating segment. On April 30, 2013, the Company divested all of the assets associated with PCTEL Secure’s ProsettaCore™ to Redwall Technologies, LLC (“Redwall”) a development organization that specializes in mobile security, military and defense projects and systems, and critical national infrastructure. Under the terms of the agreement, Redwall acquired the server and device software, the underlying IP, and complete development responsibility for the security products. At the closing of the divestiture, the Company received no upfront cash payment but has the right to receive a royalty of 7% of the net sale price of each future sale or license of the Software and each provision of services related to the Software, if any, which royalty will not exceed $10 million in the aggregate. The PCTEL Secure operations are presented in the financial statements as discontinued operations.

Form 10-K for Fiscal Year Ended December 31, 2013

Notes to the Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Goodwill, page 46

2. We note your response to comment 3. Explain to us how you determined the fair value of the $9.5 million primarily attributed to the synergies you expected to achieve as a result of the acquisition of TelWorx. Describe and quantify for us the components you identified as expected synergies from the acquisition and why you allocated all the synergies to the TelWorx reporting unit. Also, tell us in detail why you believe that the orders in the 2013 sales projections used in the purchase accounting allocation for TelWorx were not converting to backlog at a pace that would support the projected 2013 base revenue used in the purchase accounting fair value of the TelWorx entity at the acquisition date.

The synergies expected to be achieved as a result of the TelWorx acquisition related to TelWorx’ future access to certain existing exclusive PCTel supplier and exclusive PCTel customer relationships not available to a typical “market participant” that would provide future cash flows to the TelWorx reporting unit in the form of lower product costs and cross selling opportunities. The Company made the determination that the relationships were exclusive and not typically available to other market participants based on the Company’s position in the marketplace. ASC 805 - Business Combinations guides that cash flows generally available to a “market participant” are considered in the fair value determination of intangible assets and cash flows not generally available to a market participant fall into goodwill to the extent the purchase price exceeds the fair value of the identified assets. The

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com fair value of identified assets, both tangible and intangible, is explicitly determined for each asset through either a market based model or economic model utilizing discounted future cash flows. Goodwill is not explicitly valued by discounting residual cash flow; an implied rate is determined for goodwill which then factors into the reconciliation of the weighted average cost of capital (WACC) to the weighted average return on assets (WARA). The Company utilized an independent third party valuation firm to assist it in its fair value determination. They developed the cost of equity capital and cost of debt capital based on data and factors relevant to the economy, the industry, the Company, and the acquired entity as of the date of value. These costs were then weighted in terms of an industry target capital structure to arrive at the acquired entity’s estimated WACC. The WACC for Telworx was determined to be 16.5%. The valuation firm calculated TelWorx’s WACC as the foundation for determination of the discount rates for the identified assets and liabilities. The Company selected discount rates for each asset based on the risk of a particular asset relative to the WACC and the other identified assets and liabilities. Goodwill typically has the most risk of the assets on the balance sheet; therefore, the valuation firm determined the implied discount rate for goodwill to be 17.5%. The individual returns of all identified assets and liabilities plus the implied 17.5% discount rate of goodwill were aggregated into a single WARA rate. The WARA for TelWorx was determined to be 16.2%. Based on the identified assets and liabilities’ discount rates, the WARA of 16.2% approximated and corroborated the WACC of 16.5%. An implied discount rate for goodwill of 17.5% was determined to be reasonable given a WACC rate of 16.5%.

The Company disclosed in its 10-Q for the quarter ended March 31, 2013 Footnote 8 Acquisition of TelWorx LLC, page 17, “During the quarter ended December 31, 2012, the Company observed that the orders in the 2013 sales projections used in the purchase accounting allocation for TelWorx were not converting to backlog at a pace that would support the projected 2013 base revenue used in the purchase accounting fair value of the TelWorx entity at the acquisition date. Due to the Company’s short order to shipment cycles, such a variance would not become apparent until 60-90 days before 2013 began. Specifically, the 2013 base revenue projection at the date of the goodwill test declined an additional 17% from the projections utilized in the final purchase accounting fair value of the TelWorx entity at the acquisition date. …”

Specifically, 2013 base revenue and gross profit used in the Company’s purchase accounting was $18.5 million and $3.2 million (18% of revenue), respectively. At October 31, 2012, based on the Company’s historical order to ship cycle and historical rate of sales funnel conversion to actual sales (50%), there should have been approximately $1.0 million of Q1 2013 deliverable order backlog and a sales funnel of Q1 deliverable sales orders being tracked totaling at least $7.5 million. At October 31, 2012 the backlog was half the target, the sales funnel was 17% below the target, and the gross profit margin on the backlog and funnel were at 16% instead of 18%. All of these were indicators that the business was deteriorating from the projections used at the acquisition date for the purchase accounting. The Company reevaluated the projections and determined that they supported 2013 revenue of $15.0 million, at 16% margin, which was used in the goodwill test calculations, and adopted by the Board of Directors as TelWorx’ contribution to the 2013 Company financial plan.

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Risks Related to Our Business,

3. We note your response and added disclosure to comment 1 in our letter dated May 8, 2013. Specifically, your added risk factor highlights the Company’s inability to conduct public offerings of its securities for an indefinite period of time. The risk factor also mentions your “open…S-8 registration statement covering its employee stock plan.” However, the disclosure does not indicate whether the company may issue or employees may exercise options covered by that effective registration statement. We note that in April 2013 the company issued 658,050 options to employees. Revise your disclosure to clarify the risk to securities outstanding and to be issued pursuant to your effective Form S-8.

The Company believes that it may issue and employees may exercise options covered by its effective S-8 registration statement for its employee stock plan. The Company does not believe that there is a material risk associated with securities outstanding and to be issued pursuant to its effective Form S-8. The Company considered the following factors in making its determination.

•

Option grants issued under the plan are subject to continuing service vesting restrictions of at least one year or more before the options can be exercised and shares delivered. The restriction period for both outstanding and to be issued options exceeds the requirement of Rule 144. For example, 25% of the 658,050 options granted in 2013 vest on the first anniversary date of the grant in April 2014, 25% on the second anniversary of April 2015, 25% on the third anniversary April 2016 and 25% on the fourth anniversary of April 2017.

•

There is adequate public information available for shareholders to evaluate the value of outstanding and to be issued securities under the S-8. The TelWorx operation is included in the Company’s financial statements for the fiscal year ended December 31, 2012 and the fiscal quarter ended March 31, 2013. By the time of the first vesting date of April 2014 for the options granted in 2013, the TelWorx operation will be included in the Company’s annual audited financial statements for the fiscal years ended December 31, 2012 and 2013 filed on Form 10-K.

To be conservative, we propose to include a revised disclosure prospectively in our Form 10-Q for the quarter ended June 30, 2013.

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

Form 10-Q for the quarter ended June 30, 2013.

Item 1A: Risk Factors

Factors That May Affect Our Business, Financial Condition and Future Operating Results

There has been one material change with respect to the risk factors as previously disclosed in our Annual Report on Form 10-K for our fiscal year ended December 31, 2012.

Risks Related to Our Business

The Company is not currently in a position to have an effective registration statement or post-effective amendment through which it can issue new common shares to the public which could have an adverse impact on our business, liquidity, and results of operations.

On March 13, 2013 the Company disclosed on Form 8-K/A that it had discovered accounting misstatements in the TelWorx pre-acquisition audited financial statements for the years ended December 31, 2010 and 2011, as well as the unaudited pro-forma financial statements for the three month periods ending March 31, 2012 and June 30, 2012. The Company concluded that those financial statements could no longer be relied upon. The audited financial statements are required under Rule 3-05 of Regulation S-X and the pro-forma financial statements are required under Article 11 of Regulation S-X. Until such time as the Company is able to file restated pre-acquisition financial statements for the periods required, or through the passage of the appropriate period of time of which the TelWorx operations are included in the Company’s financial statements, the Company will not be in a position to have the Securities and Exchange Commission declare effective any registration statements or post-effective amendments. It may take an extended period of time for the Company to comply with the requirements and during that time the Company would be unable to raise capital through the issuance of common stock to fund its operations and acquisitions. This inability could adversely affect the Company’s liquidity, results of operations and the funding of acquisitions using common shares.

The Company currently has open an S-8 registration statement covering its employee stock plan from which the Company believes it may issue or employees may exercise options covered by that effective registration statement. There is significant management judgment involved in making this determination. The Company issues securities under its employee stock plan as a form of long term employee compensation. The inability to issue securities or exercise options under that plan could adversely affect the Company’s ability to recruit and retain the employee talent required to effectively operate the business.

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

There are no other open registration statements and management has no plans at this time to pursue a new registration statement once the matter is resolved. Management believes that the Company’s current financial position which includes $52.0 million in cash and investments, and no debt, combined with its historic ability to generated free cash flow (cash flow from operations less capital spending) provide adequate liquidity and working capital to support its operations as well as funding for potential acquisitions through at least 2013.

Management believes that there is adequate public information available to shareholders to evaluate the value of outstanding and to be issued securities under the S-8. The TelWorx operations have been included in the Company’s financial statements for the fiscal year ended December 31, 2012 filed on Form 10-K, and the financial statements for the fiscal quarters ended March 31, 2013 and June 30, 2013 filed under forms 10-Q. Stock options issued in 2013 pursuant to the effective S-8 registration statement are subject to service based vesting restrictions where 25% of the grant vests on each of the annual anniversary dates of the grant over four years. The first vesting date is not until after the TelWorx operations will have been included in the Company’s financial statements for the fiscal years ended December 31, 2012 and December 31, 2013 filed on Form 10-K.

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In responding to the Staff’s comment letter, the Company acknowledges the following.

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

Please direct any further questions or comments to me. My phone number is (630) 339-2102, my email address is john.schoen@pctel.com, and my FAX is (630) 233-8076.

	By:	/s/ John Schoen
DATE: July 2, 2013	NAME:	JOHN SCHOEN
	Title:	Chief Financial Officer

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com